UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-34656

China Lodging Group, Limited
(Exact name of registrant as specified in its charter)

No. 2266 Hongqiao Road
Changning District
Shanghai 200336
People's Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

EXECUTION OF DEPOSIT AND EXCLUSIVITY AGREEMENT FOR STRATEGIC ACQUISITION

China Lodging Holdings (HK) Limited, a wholly-owned subsidiary of China Lodging Group, Limited (the “Company”), entered into a deposit and exclusivity agreement with the majority shareholder (the “Majority Vendor”) of a hotel chain (the “Target Company”) on February 10, 2017. The agreement provides that the Company and the Majority Vendor will enter into good faith negotiations for the purchase of all of the equity interests of the Target Company (the “Proposed Transaction”). The Company is required to pay the Majority Vendor an initial deposit in the amount of RMB350,000,000 (“Initial Deposit”) for, from the date of receipt of the Initial Deposit up to 5:00 p.m. on February 24, 2017 (the “Target Execution Date”), the right to exclusively negotiate the Proposed Transaction with the Majority Vendor and the opportunity to consummate the Proposed Transaction on an expedited basis to the exclusion of other potential purchasers. The Initial Deposit will not be refunded to the Company under certain circumstances, including but not limited to failure to enter into definitive documentation for the Proposed Transaction by the Target Execution Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Lodging Group, Limited
(Registrant)

Date:	February 10, 2017	By:	/s/ Min (Jenny) Zhang
		Name:	Min (Jenny) Zhang
		Title:	Chief Executive Officer